SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

NAME OF REGISTRANT: Inctye Corporation.

NAME OF PERSON RELYING ON EXEMPTION: Dundas I. Flaherty

ADDRESS OF PERSON RELYING ON EXEMPTION: 3749 Malibu Vista Drive, Malibu, California   90265

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

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Dundas I. Flaherty
3749 Malibu Vista Drive
Malibu, California 90265
existimo@icloud.com | (310) 454-0041

                                                                                                                                                                                                  March 2019

Dear Fellow Incyte Shareholders:

If you, like me, want Incyte Corporation to achieve its full potential, I urge you to vote FOR Proposal 5.

Disappointment with new products— essentially the epacadostat experience— has prompted this proposal, which asks the board of directors to adopt a policy that Incyte should have an independent Chairman who is not also the CEO. I am a long-term investor in Incyte,1 and I believe that if Incyte is to thrive and win competitively for all its stakeholders, it must do better in the future with new products than it did with Mr. Hoppenot as both Chairman and CEO during the last five years.

In my judgment, the best way to ensure needed improvement is to bring on to the board as non-executive Chairman someone who's led a top biopharma to great growth and success, the kind of success we'd wish for Incyte. I made this point privately to the company. I even identified one potential candidate (whom I do not know and for whom I am not working) as the type of person with the skills and experience I describe in this letter. The company never responded. I have thus filed my “independent Chairman” proposal to give you and all Incyte shareholders the opportunity to express your view on whether the current leadership structure serves the best interests of the company.

To give credit where it is due, Mr. Hoppenot, as CEO, has done very well with ruxolitinib, and he's built a presence in Europe and Japan. That's exemplary work, especially in commercializing ruxolitinib, but it's not enough for great long-term results. In this letter I'll review the epacadostat experience — what happened, what went wrong — then examine ways to do better and pinpoint the value of a governance structure that could enhance board oversight over management.

Epacadostat: What happened

Epa was a novel anti-cancer drug, an “IDO inhibitor” thought to have blockbuster potential for treating people with metastatic melanoma and other cancers. It was in development before Mr. Hoppenot joined Incyte in 2014. He led an effort to bring the new medicine through clinical trials to the market until that effort failed in 2018.

Prior to that failure, however, things seemed promising. In 2014, the company noted that epa's Phase I trial results demonstrated that it was well-tolerated at doses that effectively inhibit the target. A year later Incyte reported positive results from a proof-of-concept trial in combination with ipilimumab in melanoma and initiation of four Phase I/II trials of epacadostat in combination with checkpoint blockers from Merck, AstraZeneca, Bristol-Myers Squibb, and Roche/Genentech.

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     1 As a private investor, I've invested in a number of biopharmas, first investing in Incyte, then led by Dr. Friedman, ten years ago; my wife, Sandra Kulli, and I now hold 110,120 shares. I study companies, read their disclosure, listen to conference calls, do my own analysis, assess management, and read medical journals. I also draw on my nearly 20 years of experience as chief financial officer of public companies, including Unitek Corporation, which merged with Bristol-Myers Squibb, and Micropolis Corporation, a pioneer in hard drives for computers.

INCYTE SHAREHOLDER LETTER
MARCH 2019

In 2016, the company announced a plan to investigate epa "in multiple combinations across the full cycle of anti-tumor immunity and includes trials in combination with vaccines, checkpoint inhibitor antibodies and small molecule immune-modulators." It reported results from the ECHO-202 trial as sufficient to move into the first Phase 3 trial, called ECHO-301, to begin within months.

In 2017 Incyte noted great progress and high potential for epa. Besides checkpoint blockers, the company said in its annual report that the ECHO trials would expand to test epa not only with checkpoint blockers, but also in combination with vaccines, chemotherapy, and epigenetic therapies, and for other tumor types besides melanoma, with Phase 3 trials for the latter to begin in 2017.

In early 2018, the company’s annual report stated " … we expect … [i]nitial results from the pivotal ECHO-301 trial of epacadostat plus pembrolizumab in the treatment of unresectable or metastatic melanoma." (The results, if positive, could set the stage for FDA approval.) The company noted a total of nine Phase 3 ECHO trials in its 15 February 2018 press release, which quoted CEO Hoppenot as saying that 2017 was “another successful year for Incyte with a fast-growing revenue line and an expanded portfolio of later-stage development candidates that we expect to drive our future growth.” He added that “As we begin 2018, we look forward to key newsflow events in the first half of the year, including the initial results of the ECHO-301 trial of epacadostat in melanoma and the REACH1 trial of ruxolitinib in steroid-refractory acute GVHD, as well as FDA action on the resubmission of the baricitinib NDA for rheumatoid arthritis.”

Just seven weeks later, on 6 April 2018 Incyte and Merck reported the failure of the pivotal ECHO-301 trial, and soon after the cancellation of all of the epa ECHO trials.

Epacadostat: What went wrong

To my knowledge, Incyte hasn't discussed publicly what went wrong with the epa program or lessons learned. Here are issues raised by others:

Did management rush the science?

  In an October 2017 Forbes article, Merck R&D chief Roger Perlmutter was said to be “a little nervous” about the anticipated results of clinical studies examining the treatment of melanoma with a combination of epa and a single-arm data with historical reference," i.e., a test in which all patients receive the same treatment. He warned "That could turn out to be very wrong." It was in fact wrong.
  Three months before the epa failure, Michael Gladstone, Principal at Atlas Venture, asked if IDO-selective inhibition alone, using a drug such as epa, was the best intervention and named other possibilities worth exploring. He also expressed concern regarding trial design, dosage, patient selection, and reliance on prior single-arm results. Those remain good questions for an in- company post-mortem to help do better going forward.

Did management encourage expectations that were too high?
  Management kept up a drumbeat of what Mr. Hoppenot terms “newsflow,” increasingly positive without due cautionary content, about how epa might

INCYTE SHAREHOLDER LETTER
MARCH 2019

              synergize with checkpoint blockers and other promising new cancer treatments.

  Securities analysts ran with that. In March, 2017, Merrill Lynch wrote that epa sales could peak at $13 billion. A year later, Merrill had a $155/share price objective. which included $59/share for epa. Credit Suisse got to a price target of $145/share before the failure announcement.
  The stock market also seemed initially to like expectations encouraged by the company. Starting in about March, 2016 the share price began to climb from about $70 to a peak of about $150 a year later, in March 2017. It traded around $130 until September, 2017, then began a decline toward $80 as doubts grew about epa. The price declined to the $60s on the epa failure news, where it traded for the rest of 2018, though it's done better this year.

Did management represent the company well?

  In September, 2017, when doubts about epa were growing, Mr. Hoppenot sold 70,502 shares at an average price of $119.45/share, more than $8 million worth. Among executives, directors, and shareholders, many would consider that bad form.
  Four days after the bad news broke, Mr. Hoppenot was quoted in a Bloomberg article as follows: “When you are the first with a new mechanism, you are the one doing the trailblazing and you can hit a tree in the process.  Every scientific story has all kinds of twists and turns.   When we are in that situation, you should not believe it is the end of the world.  You need to stand up and see where we go from there."  That is inept imagery, likening a years-long project to develop a new medicine to something that sounds like a skiing accident, with a confusing message.

The epa story, with its tireless, exuberant “newsflow,” took four years to play out. The epa drumbeat comprised the bulk of the company's news on new products nearing the market during that period. The clear lesson from failure is to add strength where there were soft spots and thus prevent recurrence. As a test of that alternative, consider two scenarios: 1) Mr. Hoppenot carries on singlehandedly or 2) The board adds a new colleague as non-executive Chairman who's already done what Incyte management is trying to do.

Scenario # 1: Business as usual

Mr. Hoppenot, as CEO, will have four main things to accomplish. One is marketing approved products such as ruxolitinib and new products when they're ready to launch. Incyte has already handled that in all the ways you'd want and has built a can-do organization that can continue.

The second is generating new products, and it will be a huge challenge for anyone. The bulk of the medicines comprising Incyte’s "Six Projects in 16 Indications" now in clinical trials were in the works at Incyte before Mr. Hoppenot arrived in 2014. Given the long lead times in this area, much of the benefit from his leadership of Incyte's science team now will bear fruit on his successor's watch, so it's terribly important that the science be done well now. We have scant evidence of how well senior management has done at that, because it's not discussed publicly. It takes a decade to know in any case. But the evidence we do have with epa in the last five years is not reassuring. Events with epa suggest undue haste and more to fix.

INCYTE SHAREHOLDER LETTER
MARCH 2019

The third challenge will be external relations. That includes dealing with the investment community and media, shareholders, others in biopharma, academia, government people, and others. Mr. Hoppenot has had problems in this area, creating a climate of expectations with epa that were too high, then handling the aftermath clumsily, losing credibility needlessly.

Fourth, Mr. Hoppenot will need to ready a successor. He's had turnover in top management, some of which is natural in the circumstances, but departures included two of the top three scientists. His experience before Incyte is within large companies, and his sole experience leading a public U.S.-based multinational is his time at Incyte. Finding a successor is a task where an experienced non-executive Chairman can provide valuable leadership and insight.

Scenario # 2: An independent board Chairman

This is an easy scenario. If the board adopts the recommendation in my proposal, that could set the stage for the board to bring in someone who is a former CEO who's done what management is trying to do, someone who doesn't want the CEO job, who's there to help management do better and who can provide the sort of independent oversight that investors value. Results could show in new product work, in outside work, where some of the workload might be shared, and in selecting/developing a successor, something the new Chairman will have been through himself, coming and going.

This is a scenario in which everyone wins. Management and shareholders obtain the benefit of friendly, but independent oversight from an independent Chairman who can work with the board and management to take Incyte to the next level.

If you share this view, please vote FOR my proposal, Proposal 5 in your proxy. If you feel strongly, as I do, about the value of strengthening the board with an independent Chairman, you may want to contact the current directors and share your views with them.

Dundas I. Flaherty